Snow Lake Provides an Exploration Update on

the Shatford Lake Lithium Project

Winnipeg, Manitoba, Canada, September 4, 2024 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ:LITM) ("Snow Lake" or the "Company") is pleased to provide an update on the exploration program on the Shatford Lake Lithium Project (the "Project").

CEO Remarks

"Our field exploration crews have now returned to the field to start their second prospecting / reconnaissance rotation," commented Frank Wheatley, CEO of Snow Lake.  He continued: "We have also received and are currently reviewing assay results from the first rotation."

Shatford Lake Lithium Project

The Shatford Lake Lithium Project is an exploration stage project located in Southern Manitoba, contiguous to the southern boundary of the Tanco Mine.  The region hosts hundreds of individual pegmatite bodies, many of which are classified as complex rare-element Lithium-Cesium-Tantalum ("LCT") pegmatites.  Accordingly, the Shatford Lake Lithium Project holds the potential for cesium and tantalum mineralization, in addition to lithium mineralization.

2024 Exploration Program

Snow Lake, together with Critical Discoveries, has designed a four-phase exploration program for 2024.  Phase 1 consists of compiling and analyzing all past exploration data generated by ACME Lithium Inc., including all geophysical and geochemical data, as well as past drilling results, in order to identify targets for field work in Phase 2.

Phase 1 is complete, the first field rotation of Phase 2 has been completed, and the exploration field team back on the ground at the Project for second reconnaissance / prospecting rotation.  The same exploration field team of 4, consisting of 2 geologists and 2 field technicians in currently in the field.

Initial prospecting activities to date have included the discovery of numerous pegmatites under heavy overburden.  Initial assay results demonstration the potential for lithium, however, as the Project is contiguous to the Tanco Mine, whose LCT deposit is wholly underground, we remain encouraged by the assay results from surface sampling so far.

Depending on assay results from the second rotation of Phase 2, and the timing of receipt of those results, Phase 3 is intended to be a program of up to 2,000 meters of diamond drilling, spread over approximately 10 holes of approximately 200 meters each.  Phase 4 will be compilation and evaluation of all field data, assay results, and drill results from the 2024 exploration program.

Acquisition of a 90% Interest in the Shatford Lake Lithium Project

Snow Lake has entered into an option agreement with ACME Lithium Inc. ("ACME"), pursuant to which ACME has granted Snow Lake the option to earn up to a 90% undivided interest in the Shatford Lake Lithium Project.  Details of the option agreement are set out in Schedule A attached hereto.

The Shatford Lake Lithium Project is comprised of 37 mineral claims located over three project areas - Shatford Lake, Birse Lake, and Cat-Euclid Lake, totaling approximately 17,000 acres.  The project is located in the Bird River Greenstone Belt in southeastern Manitoba.  Thirty-one (31) of the mineral claims are contiguous to the Tanco mine.

Tanco Mine

The Tanco Mine is located on the northwest shore of Bernic Lake, Lac du Bonnet, Manitoba, and is 100% owned and operated by Tantalum Mining Corporation of Canada Ltd. ("Tanco"), a subsidiary of Sinomine (Hong Kong) Rare Metals Resource Co.  The Tanco Mine pegmatite orebody was discovered in the late 1920's and the Tanco Mine has been in commercial operation producing lithium in Manitoba for more than 50 years.  In addition to lithium concentrate for the lithium battery market, the Tanco Mine produces cesium-based products for the North American market.

Manitoba, Canada

Manitoba is a Tier 1 mining jurisdiction and its ranking improved from 14th to 6th overall in the Fraser Institute's 2023 annual survey1.  Manitoba is a historic, as well as a current, mining jurisdiction with currently operating gold, nickel and lithium mines.

Clean Energy Opportunities

As Snow Lake continues its transition to a clean energy company, it continues to review North American opportunities in the clean energy space, in an effort to identify additional sources of clean energy that have the potential to be commercialized, that would contribute to net zero, that would complement its current portfolio of uranium and lithium projects, and have the potential to create shareholder value.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian clean energy exploration company listed on NASDAQ:LITM with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects.  The Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  The Shatford Lake Lithium Project is an exploration stage project located adjacent to the Tanco lithium mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba.

1 Fraser Institute Annual Survey of Mining Companies 2023

The current focus of the Company is advancing the exploration of its two uranium projects to supply the minerals and resources needed for the clean energy transition, while exploration activities on its two lithium projects will remain limited until such time as the lithium market recovers from its current depressed levels.  Learn more at www.snowlakelithium.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO +1 (604) 562-1916	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy

Schedule A

Acquisition Terms and Conditions

1. Shatford Lake Lithium Project

Agreement to Acquire A 90% Interest in the Shatford Lake Lithium Project

Snow Lake has entered into an option agreement with ACME Lithium Inc., pursuant to which Snow Lake has the option to earn up to a 90% undivided interest in the Shatford Lake Lithium Project, and may exercise the Option by paying a total of CAD$500,000 and incurring a total of CAD$1,800,000 in exploration and development expenditures over a two-year period, as follows:

Date for Completion	Cash Payment	Minimum Exploration and Development Expenditures	Earn In
Initial Payment	CAD $20,000
Upon Execution	CAD $130,000
First Year	CAD $150,000	CAD $600,000	51%
Second Year	CAD $200,000	CAD $1,200,000	90%

Once Snow Lake has earned a 90% undivided interest in the Project, and completed a positive feasibility study, a joint venture (the "Joint Venture") between Snow Lake and ACME will be formed for further development, the detailed market standard terms and conditions of which will be agreed at the time of formation of the Joint Venture.